Mail Stop 3561
      November 17, 2005

Chet Kurzawski
President
Hurley Exploration Inc.
1600 Golf Road, Suite 1200
Rolling Meadows, IL 60008

      Re:	Hurley Exploration Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 11, 2005
		File No. 333-126900

Dear Mr. Kurzawski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
1. We note your response to comment 3 in our letter dated August
22,
2005 and the revisions you have made in your Management`s Discussion and Analysis. However, you still need to reconcile your risk factor discussion and Management`s Discussion and Analysis discussion as it relates to your growth strategy. In your risk factor section you focus on acquiring suitable companies while your Management`s Discussion and Analysis discusses acquiring suitable exploration properties. Please revise.
2. Please update your registration statement to include financial statements for the period ended September 30, 2005. See Item 310(g)
of Regulation S-B.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc: 	Gregg E. Jaclin
	Anslow & Jaclin, LLP
      Via Fax (732) 577-1188



Chet Kurzawski
Hurley Exploration Inc.
November 17, 2005
Page 1